UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35669 / July 8, 2025

In the Matter of:

TriplePoint Venture Growth BDC Corp.,
TriplePoint Private Venture Credit Inc.,
TPVG Variable Funding Company LLC,
TPVG Investment LLC,
TPVC Funding Company LLC,
TPVC Investment LLC,
TriplePoint Venture Lending Fund LLC,
TriplePoint Venture Lending SPV, LLC,
TriplePoint Advisers LLC,
TriplePoint Capital LLC,
TriplePoint Financial LLC,
TPF Funding 1 LLC,
TPF Funding 2 LLC,
TPF Funding 3 LLC,
TriplePoint Ventures 5 LLC and
TPC Credit Partners 3 LLC

2755 Sand Hill Road, Suite 150
Menlo Park, CA 94025

812-15768

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

TriplePoint Venture Growth BDC Corp., et al. filed an application on April 25, 2025, and an amendment to the application on June 3, 2025, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered closed-end management investment companies and business development companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On June 9, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35626). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by TriplePoint Venture Growth BDC Corp., et al. (File No. 812-15768) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.